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                                                                     EXHIBIT 8.1

                                 May 15, 1998



Evans & Sutherland Computer Corporation
600 Komas Drive
Salt Lake City, Utah 84108

    Re:  Merger Opinion

Ladies and Gentlemen:

      We have acted as counsel to Evans & Sutherland Computer Corporation, a Utah corporation ("E&S"), in connection with the Agreement and Plan of Merger dated April 22, 1998 (the "Agreement") by and among E&S, E&S Merger Corp. a Utah corporation and wholly-owned subsidiary of E&S ("Merger Sub"), and AccelGraphics, Inc., a Delaware corporation. Pursuant to the Agreement, AGI will merge with and into Merger Sub (the "Merger") and Merger Sub will continue to be a wholly-owned subsidiary of E&S.

      Our opinion regarding certain of the federal income tax consequences of the Merger is required in connection with the filing with the Securities and Exchange Commission of a registration statement (the "Registration Statement") which includes the Joint Proxy Statement-Prospectus relating to the Merger. Our opinion is also required pursuant to Section 7.01(f) of the Agreement as a condition to the consummation of the Merger.

      Except as otherwise provided, capitalized terms referred to herein have the meanings set forth in the Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

      For the purpose of rendering this opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents: